Adopted November 9, 1939                                       File No. 69-14
------------------------                                       --------------



                                                                  FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C.


     Statement by Holding Company Claiming Exemption Under Rule U-2 From the

          Provisions of the Public Utility Holding Company Act of 1935

          To Be Filed Annually Prior to March 1

          PUBLIC SERVICE COMPANY OF COLORADO


hereby files with the Securities and Exchange Commission ("SEC"), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, state of organization, location, and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     a. Public Service Company of Colorado (the "Company") is incorporated under the laws of the State of Colorado. It operates solely within the State of Colorado and is an operating public utility, subject to the jurisdiction of The Public Utilities Commission of the State of Colorado (the "CPUC"), engaged principally in the generation, purchase, transmission, distribution, and sale of electricity and in the purchase, transmission, distribution, sale, and transportation of natural gas. It is also engaged, but to a minor extent only, in the rendering of steam heating. The Company controls or has significant ownership in:

                        Cheyenne Light, Fuel and Power Company;
                            WestGas InterState, Inc.;
                               1480 Welton, Inc.;
              Fuel Resources Development Co., a dissolved Colorado corporation;
                         PS Colorado Credit Corporation;
                             PSR Investments, Inc.;

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                           Natural Fuels Corporation;
                         e prime, inc. and subsidiaries;
                         Green and Clear Lakes Company;
                           New Century Energies, Inc.;
                           East Boulder Ditch Company;
                        Hillcrest Ditch and Reservoir Company;
                              United Water Company;
                           Fisher Ditch Water Company;
                          Baugh Lateral Ditch Company;
                        Beeman Irrigating Ditch and Milling Company;
                        Consolidated Extension Canal Company;
                            Enterprise Ditch Company;
                        Jones and Donnelly Ditch Company and
                        Las Animas Consolidated Canal Company.

     b. Cheyenne Light, Fuel and Power Company ("Cheyenne") is incorporated under the laws of the State of Wyoming. It operates solely within Laramie County, Wyoming and is an operating public utility subject to the jurisdiction of the Public Service Commission of Wyoming, engaged principally in the purchase, transmission, distribution, and sale of electricity and natural gas in the City of Cheyenne, Wyoming, and environs.

     c. WestGas InterState, Inc. is incorporated under the laws of the State of Colorado. It is engaged in transporting gas within the States of Colorado and Wyoming and is subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC").

     d. 1480 Welton, Inc. is incorporated under the laws of the State of Colorado and is a real estate company which owns certain of the Company's real estate interests in Colorado.

     e. Fuel Resources Development Co. was incorporated under the laws of the State of Colorado. It was dissolved effective October 31, 1996 and was engaged in the exploration for, and the development and production of, natural gas and oil principally in Colorado.

     f. PS Colorado Credit Corporation is incorporated under the laws of the State of Colorado and is a finance company. Its primary purpose is to finance certain of the Company's current assets.

     g. PSR Investments, Inc. is incorporated under the laws of the State of Colorado. It owns and manages permanent life insurance policies on certain past and present employees, the benefits from which are to provide future funding for general corporate purposes.

     h. Natural Fuels Corporation is incorporated under the laws of the State of Colorado and sells compressed natural gas as a transportation fuel to retail markets, converts vehicles for natural gas usage, constructs fueling facilities and sells miscellaneous fueling facility equipment. The Company owns an 83.63 percent capital stock interest in said company.

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

     i. e prime, inc., ("e prime") is incorporated under the laws of the State of Colorado and provides energy related products and services which include, but are not limited to, electric and gas brokering and marketing, energy consulting and project development services and information processing and other technology based services. e prime is also pursuing international energy investment opportunities.

         e prime owns a 100 percent  capital stock interest in Texas-Ohio Gas,
          Inc. ("TOG")and Texas-Ohio Pipeline, Inc. ("TOP"), both of which are incorporated in the State of Texas. TOG provides electric and gas brokering and marketing services. TOP owns and operates a gas pipeline in Kentucky which connects two major interstate pipelines. TOP is subject to the jurisdiction of the FERC.

         eprime owns a 100 percent  capital stock  interest in Young Gas Storage
          Company ("YGSC") which is incorporated under the laws of the State of Delaware. YGSC was contributed to e prime by the Company effective February 1, 1996. YGSC holds a 47.5 percent general partnership interest in Young Gas Storage Company, Ltd. ("Young Storage"). Young Storage owns and operates a gas storage facility in northeastern Colorado and is subject to the jurisdiction of the FERC.

     j. Green and Clear Lakes Company is incorporated under the laws of the State of New York and owns water rights and storage facilities located in Colorado for water used at the Company's Georgetown Hydroelectric Station.

     k. New Century Energies, Inc. ("NCE") is incorporated under the laws of the State of Delaware. NCE will become the parent company of the Company and Southwestern Public Service Company upon completion of the merger of the two utilities. On January 30, 1996, NCE filed an application with the SEC to be a registered public utility holding company. The Company owns a 50 percent capital stock interest in said company.

     l. The East Boulder Ditch Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has an 88.67 percent capital stock interest in said company, which interest is held in connection with the condensing water supply for the Valmont Steam Electric Generating Station of the Company.

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

     m. The Hillcrest Ditch and Reservoir Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 77.78 percent capital stock interest in said company, which interest is held in connection with the condensing water supply for the Valmont Steam Electric Generating Station of the Company.

     n. The United Water Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 75.05 percent capital stock interest in said company, which interest is held in connection with the condensing water supply for the Cherokee Steam Electric Generating Station of the Company.

     o. The Fisher Ditch Water Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 22.02 percent capital stock interest in said company and the United Water Company has a 44.94 percent capital stock interest in said company. These interests are held in connection with the condensing water supply for the Cherokee Steam Electric Generating Station of the Company.

     p. The Baugh Lateral Ditch Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 24.82 percent capital stock interest in said company, which interest is held in connection with the condensing water supply for the Fort St. Vrain Generating Station of the Company.

     q. The Beeman Irrigating Ditch and Milling Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 46.25 percent capital stock interest in said company, which interest is held in connection with the farm and condensing water supply for the Fort St. Vrain Generating Station of the Company.

     r. The Consolidated Extension Canal Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 53.55 percent capital stock interest in said company, which interest is held in connection with the condensing water supply for a future Southeast Generating Station of the Company and for future use in connection with the condensing water supply for the Comanche Steam Electric Generating Station of the Company.

     s. The Enterprise Ditch Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 27.16 percent capital stock interest in said company, which interest is held in connection with the condensing water supply for the Valmont Steam Electric Generating Station of the Company.

     t. The Jones and Donnelly Ditch Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 43.11 percent capital stock interest in said company, which interest is held in connection with the condensing water supply for the Valmont Steam Electric Generating Station and irrigation at the Boulder Service Center of the Company.

     u. The Las Animas Consolidated Canal Company is a mutual ditch company operated not for profit. It is incorporated under the laws of the State of Colorado and its property is located solely within the State of Colorado. The Company has a 76.57 percent capital stock interest in said company, which interest is held in connection with the condensing water supply for a future Southeast Generating Station of the Company and for future use in connection with the condensing water supply for the Comanche Steam Electric Generating Station of the Company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     a. With respect to claimant and its subsidiary public utilities, reference is made to Form 10-K of Public Service Company of Colorado, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1996, Commission File Number 1-3280, and in particular to that portion of Form 10-K included under Items 1. and 2. "BUSINESS" and "PROPERTIES", respectively.

     b. Neither the claimant nor any of its subsidiary public utility companies owns, operates, or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside of the state in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such state.



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


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     a. Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

         Natural gas sales are reported by the Company and Cheyenne in Dekatherms ("Dth").

     YEAR ENDED DECEMBER 31, 1996
                                              Public Service    Cheyenne Light,
                                              Company of        Fuel and Power
                                              Colorado          Company
    ELECTRIC
    Kwh Sales
    Retail
       Residential                           6,403,684,518        202,916,806
       Commercial                            9,774,703,289        293,071,812
       Industrial                            5,282,325,352        326,009,601
       Public street and highway lighting      154,584,550          4,095,078
       Public authorities                       41,390,229                  -
       Interdepartmental                        14,503,916                  -
                                            --------------     --------------
         Subtotal Retail Kwh Sales          21,671,191,854        822,093,297
    Wholesale
       Rural electric associations and
         municipalities                      1,919,043,093                  -
       Other companies                       1,442,174,086                  -
                                            --------------     --------------
        Subtotal Wholesale Kwh Electric      3,361,217,179                  -
                                             -------------     --------------
    Total Kwh Electric Sales                25,032,409,033        822,093,297
                                            ==============     ==============

    GAS
    Natural Gas
    Dth Natural Gas Sales
    Retail
       Residential                              83,663,054          2,439,500
       Commercial                               47,464,773          2,003,328
       Industrial                                    7,761                  -
       Interdepartmental                             5,972                116
                                            --------------     --------------
    Subtotal Retail Dth Natural Gas Sales      148,646,374          4,442,944
                                            --------------     --------------
    Wholesale
       Other companies                           1,554,683                  -
                                            --------------     --------------
    Total Dth Natural Gas Sales                132,696,243          4,442,944
                                            ==============     ==============

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


      b. Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.
                      - NONE.

      c. Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.
                      - NONE.

      d. Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.
                      - NONE.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
                       - NONE.

      b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
                       - NONE.

      c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
                        - NONE.

      d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.
                        - NONE.

      e. Identify any service, sales, or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
                        - NONE.


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


           The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.



           PUBLIC SERVICE COMPANY OF COLORADO
           (Name of Claimant)

                                                    /s/ W. Wayne Brown
                                              Controller and Corporate Secretary


    (Corporate Seal)


    ATTEST:

           /s/ Carol J. Peterson
           Assistant Secretary


       Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


            W. Wayne Brown                   Controller and Corporate Secretary
                 (Name)                                    (Title)

    PUBLIC SERVICE COMPANY OF COLORADO
    1225 17th Street
    Denver, Colorado  80202-5533
           (Address)

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


                                 EXHIBIT A


     To be filed under form U-A prior to March 31, 1997, in accordance with an extension granted by Mr. Robert Wason on Februrary 28, 1997.

                                   EXHIBIT B

                             Financial Data Schedule

       If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

  Item No.    Caption Heading

    1         Total Assets                             $4,572,647,505
    2         Total Operating Revenues                  2,171,385,940
    3         Net Income                                  190,346,095



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


                                    EXHIBIT C

       An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

       - NONE.



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